DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


03029686

File No. 82-4939

September 2, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEP - 2 2003

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

dlw 9/3

Grupo Agbar

ferrovial

Grupo Agbar and Grupo Ferrovial, in compliance with article 82 of the Securities Market Law (Ley de Mercado de Valores), hereby notify the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT DISCLOSURE

The Agbar, Suez and Ferrovial Groups have reached an agreement for the sale of the solid waste businesses of the first two groups in Spain and Portugal. The buyer is Ferrovial Servicios, S.A. (Ferroser), a wholly-owned subsidiary of Grupo Ferrovial, S.A.

Suez Group maintains its 50% stake in Ecocat, a leading processor of special industrial waste.

Following this transaction, Ferrovial will own 100% of Cespa, S.A., the company which controls the aforementioned solid waste business, and 50% of Ecocat.

The price set initially for the entire transaction is 514.5 million euros, pending adjustment based on the time the shares are actually transferred. Also, an amount of 33 million euros is earmarked for the sellers for undistributed dividends to which will be added the earnings generated this year until the date of completion of the sale. The transaction is naturally subject to review by the Competition authorities.

The agreement meets the expectations and is in line with the strategies of each of the Groups involved, all of which express their satisfaction with the operation.

Cespa is Spain's second-largest company in the municipal cleaning and solid waste business and the leading industrial waste management company. In 2002, the Cespa Group obtained 590 million euros in revenues and had 149 million euros in equity. It serves 444 cities and towns with a total population of 12.5 million people. It has a total of 4,122 vehicles and manages 29 industrial landfills with a total capacity of 24 million cubic metres.

The Ferrovial Group includes leading companies in the field of construction, property development and infrastructure development and operation (toll roads, airports and car parks).

In 2002, the Group reported 5,040.2 million euros in revenues, its equity totalled 1,494.6 million euros and it obtained 455.8 million euros in net profit.

With the acquisition of Cespa and Ecocat, Ferrovial consolidates its growth strategy in the services sector by becoming one of the leading solid waste collection and management

companies. Ferroser is already active in the fields of infrastructure maintenance and facility management, where its recent acquisition, UK company Amey, also operates.

Agbar, a diversified services group.

The Agbar Group focuses on community services and, following this transaction, it will continue to be the leading player in comprehensive water management, health insurance and certification.

In 2002, the Agbar Group's consolidated operating revenues totalled 2,673.51 million euros and its consolidated equity totalled 972.47 million euros. The Agbar Group's aggregate operating revenues in 2002, obtained through the over 200 companies in the group, amounted to 3,592.18 million euros.

José Vila Bassas
General Manager of Corporate Management
and Secretary General
GRUPO AGBAR

José Mª Pérez Tremps
Director – Company Secretary
GRUPO FERROVIAL